FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

2 November 2007 - Fortis, RBS and Santander Update on Acceptances of ABN AMRO
Shares

Fortis, RBS, Santander (collectively the "Banks") and RFS Holdings are pleased to announce that, following the expiration of the subsequent offering period on
31 October 2007, a total of 1,826,332,482 ABN AMRO ordinary shares (including shares underlying 37,925,911 ABN AMRO ADSs) have been tendered or will be contributed by the Banks to RFS Holdings, representing approximately 98.8% of
ABN AMRO ordinary shares.*  During the subsequent offering period, 236,099,027
ABN AMRO ordinary shares (including shares underlying 2,693,888 ABN AMRO ADSs)
were tendered to RFS Holdings, representing approximately 12.8% of ABN AMRO ordinary shares.*

A total of 38,731 formerly convertible preference shares have been tendered to
RFS Holdings, representing approximately 86.1% of outstanding formerly convertible preference shares.  During the subsequent offering period, 17,986 formerly convertible preference shares were tendered to RFS Holdings, representing approximately 40.0% of outstanding formerly convertible preference shares.

A total of 1,353,056,466 depository receipts representing ABN AMRO convertible financing preference shares have been tendered to RFS Holdings or have been otherwise purchased by RFS Holdings, representing approximately 98.8% of outstanding convertible financing preference shares.

The above shares in aggregate represent approximately 98.8% of ABN AMRO voting rights.*

RFS Holdings intends to cause the delisting of ABN AMRO ordinary shares and ABN
AMRO ADSs, and intends to acquire 100% of ABN AMRO's issued and outstanding share capital in the shortest possible time through the appropriate legal process.

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* Excluding treasury shares held by ABN AMRO

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12
1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered
in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660
Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 November, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat